

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2011

Via E-Mail

Mr. Richard Carmichael
Chief Financial Officer
Cougar Oil and Gas Canada Inc.
833 4th Avenue S.W., Suite 1120
Calgary, Alberta T2P3T5
Canada

>   **Re: Cougar Oil and Gas Canada Inc.**
>   **Form 20-F for the Transition Period Ended December 31, 2010**
>   **Filed March 31, 2011**
>   **File No. 0-53879**

Dear Mr. Carmichael

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Transition Period Ended December 31, 2010

Financial Statements

Summary of Significant Policies, page F-6

Reverse Acquisition, page F-6

1.   We note your disclosures indicating that you issued in various transactions during January 2010 a total of 16,673,099 shares of your common stock to shareholders of Cougar Energy Inc. ("CEI") in exchange for all of the issued and outstanding shares of CEI, and that you accounted for this transaction as a reverse acquisition.

However, you also disclose on page F-4 that there were 40,665,860 shares outstanding as at July 31, 2009. We would ordinarily expect that the number of shares issued to complete a reverse acquisition would represent a controlling interest in the combined entity immediately after the transaction.

Please submit the analysis that you performed in identifying the accounting acquirer in this transaction based on the guidance in FASB ASC 805-10-55-12 through 15.

Supplemental Information on Oil and Gas Producing Activities, page 60

2.	Please expand your disclosure to provide the following information, which should generally be reported for each geographic area and each year. We have included reference to the specific sections of Subpart 1200 requiring these disclosures.

- Report of the third-party engineer – Item 1202 (a)(8)

- Production volumes and sales prices – Item 1204

- A description of present activities underway as of year-end or in close proximity to the date of filing your report – Item 1206

- The number of gross and net productive wells, separately for oil and gas, and total gross and net productive acreage – Item 1208(a)

- The number of gross and net *unproductive* acreage – Item 1208(b)

Table IV, Reserve Quantities Information, page 63

3.	We note that you report combined estimates of probable and proved reserves in tables IV, V, VII and X. It appear you would need to present separate estimates for each of these reserves categories to comply with the guidance in Question 105.01 of the Compliance and Disclosure Interpretations of the new Oil and Gas Rules. You may find this guidance at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

4.	It appears you would need to disaggregate the disclosures about your oil and gas reserves to comply with FASB ASC paragraphs 932-235-50-3 through 50-11.

Table V, Standardized Measure of Discounted Future Net Cash Flows, page 63

5.	Please modify the presentation of your standardized measure of discounted future net cash flows to comply with FASB ASC paragraphs 932-235-50-29 through 50-33.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Joanna Lam at (202) 551-3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

        Sincerely,

        /s/ Karl Hiller

        Karl Hiller
        Branch Chief